UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  000-50057

IndieMV Media Group, Inc,
(Exact name of registrant as specified in its charter)

308 – 1917 West 4th Avenue, Vancouver, BC. V6J 1M7, Canada
Tel: 778-240-0126
 (Address including zip code and telephone number, including area code, of registrant’s principle executive offices)

37,048,478 Common Shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of certification or notice date: As of April 28, 2004, there are approximately 29 shareholders.

Pursuant to the requirements of the Securities Exchange Act of 1934, IndieMV Media Group, Inc.  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 20, 2009	By:	/s/ Michael Quenel
Michael Quenel
President, Chief Executive Officer
Chief Financial Officer and Chair

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under signature.